787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

July 19, 2021

VIA EDGAR

Keith A. O’Connell, Esq.

Deborah L. O’Neal, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Funds V – BlackRock Sustainable High Yield Bond Fund

Post-Effective Amendment No. 40 under the Securities Act of 1933 and Amendment No. 41 under the Investment Company Act of 1940 to Registration Statement on Form N-1A

(File Nos. 333-224371 and 811-23339)

Dear Mr. O’Connell and Ms. O’Neal:

On behalf of BlackRock Funds V (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on July 15, 2021 regarding the letter filed with the Commission on July 14, 2021 responding to the Staff’s comments (the “Response Letter”) regarding Post-Effective Amendment No. 40 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, and Amendment No. 41 under the Investment Company Act of 1940, as amended, which was filed with the Commission on May 7, 2021, with respect to the BlackRock Sustainable High Yield Bond Fund (the “Fund”), a new series of the Registrant.

The Staff’s comments have been restated below in italicized text. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. A Post-Effective Amendment to the Registration Statement (the “Amendment”), which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, will be filed at a later date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

NEW YORK    WASHINGTON    HOUSTON     PALO ALTO    SAN FRANCISCO    CHICAGO    PARIS     LONDON    FRANKFURT    BRUSSELS    MILAN    ROME

July 19, 2021

Comment No. 1:	The Staff has reviewed the completed fee tables and expense examples provided supplementally to the Staff via email on July 14, 2021 in response to Comment No. 3 in the Response Letter. In the applicable footnote to the fee tables, please disclose the limits on the Fund’s repayments of waivers and/or reimbursements to BlackRock in the two years following such waivers and/or reimbursements.

Response No. 1:	The Fund has considered the Staff’s position and respectfully submits that it does not think any changes to the applicable footnotes are necessary, as the disclosure provided in response to Item 10 of Form N-1A in the section of the Fund’s Prospectuses entitled “Management of the Fund – BlackRock” includes additional detail regarding the aforementioned limits on the Fund’s repayments of waivers and/or reimbursements to BlackRock.

Comment No. 2:	The Staff reissues Comment No. 4 in the Response Letter: In the subsection in the Fund’s Prospectuses entitled “Fund Overview – Key Facts About BlackRock Sustainable High Yield Bond Fund – Fees and Expenses of the Fund,” please provide a more detailed description of the “certain other Fund expenses” that are excluded from the Fund’s contractual fee waivers and/or expense reimbursements discussed the applicable footnote to the fee tables.

Response No. 2:	The Fund has considered the Staff’s position and respectfully declines to add the requested disclosure for the reasons set forth in Response No. 4 in the Response Letter.

Comment No. 3:	The Staff notes that in the disclosure provided supplementally to the Staff via email on July 14, 2021 in response to Comment No. 5 in the Response Letter, additional detail regarding the Fund’s ESG criteria was added to the disclosure provided in response to Item 9 of Form N-1A (the “Revised ESG Criteria Disclosure”), but the discussion of the Fund’s ESG criteria was removed from the disclosure provided in response to Item 2. Please either include or summarize the Revised ESG Criteria Disclosure in the disclosure provided in response to Item 2.

Response No. 3:	The Fund will include the Revised ESG Criteria Disclosure in the disclosure provided in response to Item 2 in the Amendment.

Comment No. 4:	The Staff reissues Comment No. 6 in the Response Letter: Given that the Fund includes the term “sustainable” in its name, please revise the Fund’s 80% policy to indicate that the Fund will invest at least 80% of its assets in securities of sustainable issuers in accordance with Rule 35d-1 under the 1940 Act (the “Names Rule”).

July 19, 2021

Response No. 4:	The Fund has considered the Staff’s position and respectfully declines to add the requested disclosure for the reasons set forth in Response No. 6 in the Response Letter.

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Please do not hesitate to contact me at (212) 728-8955 if you have comments or if you require additional information regarding the Fund.

Respectfully submitted,

/s/ Bissie K. Bonner
Bissie K. Bonner

cc:	Jessica A. Herlihy, Esq., BlackRock, Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP